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                                                                    Exhibit 99.1
                                 HOLLINGER INC.

                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES


         Toronto, Canada, November 20, 2000 -- Hollinger Inc. (TSE: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation has been changed to $14.00 per share from $16.75 per share effective November 21, 2000.

         Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.


For further information please call:

J. A. Boultbee                                      Peter Y. Atkinson
Executive Vice-President                            Executive Vice-President
and CFO                                             and General Counsel
Hollinger Inc.                                      Hollinger Inc.
(416) 363-8721                                      (416) 363-8721